

November 15, 2011

Mr. Mark Labell
Senior Vice President, Finance
Malkin Holdings LLC
One Grand Central Place – 60 East 42nd Street
New York, NY 10165

> **Re: Empire State Building Associates L.L.C.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed August 16, 2011**
> **File No. 000-00827**

Dear Mr. Labell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Liquidity, Capital Resources and Distributions

1.   Please revise your discussion in future filings to provide greater detail about your new mortgage loan, and in your response, provide us with the disclosures you will include in future filings. We note that the new mortgage will significantly exceed the book value of your real estate assets. Please discuss your leverage, and why you believe it is prudent to undertake such levels of debt. Additionally, please provide a summary of terms and conditions that were required by the lender, and please clarify what a foreclosing lender would be entitled to receive in event of default, and what, if any, leases would be terminated in event of default. Finally, please clarify how you determine which costs of renovating the building will be borne by you, and which will be borne by the Sublessee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief